Exhibit 99.5

13 June 2023

Mr Shane Falconer

Adviser, Listings Compliance (Perth)

Australian Securities Exchange

Your ref: 75416

By email: ListingsCompliancePerth@asx.com.au

Dear Shane,

Advanced Health Intelligence Ltd - Response to ASX Price Query Letter

Advanced Health Intelligence Ltd (‘AHI’ or ‘the Company’) refers to ASX’s price query letter dated 13 June 2023 and provides the following responses to the specific questions set out in that letter.

Capitalised terms which are defined in ASX’s query letter have the same meaning where used in this letter, unless specified otherwise.

1.	Is AHI aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

Yes

2.	If the answer to question 1 is “yes”.

a)	Is AHI relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in AHI’s securities would suggest to ASX that such information may have ceased to be confidential and therefore AHI may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

As disclosed in the Company’s recent ASX releases (including the Company’s ASX announcement dated 28 April 2023 in relation to a Convertible Note Facility, and the Company’s quarterly updates for the quarters ended on 31 March 2023 and 31 December 2022 (released on ASX on 28 April and 31 January 2023, respectively), the Company has been in discussions with various parties regarding potential financing options for the Company.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

As foreshadowed in its ASX announcement dated 28 April 2023 (Announcement), the Company intends to raise up to $10,000,000 under a convertible note facility (Facility).

The Company has already raised $1,976,000 under the Facility and, as disclosed in the Announcement, has been in discussions with a number of parties to raise the balance of the funding under the Facility.

At the time of receipt of ASX’s query letter on 13 June 2023, the Company was also in the process of finalising a further capital raising (Proposed Capital Raising), which will be undertaken separately to the Facility. These discussions were confidential and incomplete, and the Company had not announced this information to ASX in reliance on Listing Rule 3.1A.

The Company believes that confidentiality in relation to the Proposed Capital Raising has been maintained at all times.

b)	Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

At the time of receipt of the query letter, the discussions with respect to the Proposed Capital Raising were incomplete. Accordingly, AHI requested a trading halt.

c)	If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

Refer to the announcement that was released at or around the same time of the release of this letter on AHI’s ASX announcements platform.

3.	If the answer to question 1 is “no”, is there any other explanation that AHI may have for the recent trading in its securities?

Not applicable.

4.	Please confirm that AHI is complying with the Listing Rules and, in particular, Listing Rule 3.1.

The Directors of AHI confirm that the Company is complying with the ASX Listing Rules, in particular ASX Listing Rule 3.1.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

5.	Please confirm that AHI’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of AHI with delegated authority from the board to respond to ASX on disclosure matters.

AHI confirms that the responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its Board or an officer of AHI with delegated authority from the Board to respond to ASX on disclosure matters.

Should you require any further clarification, please do not hesitate to contact us.

Yours sincerely,

/s/ Simon Durack JP

Simon Durack JP

Company Secretary & Chief Financial Officer

Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

13 June 2023

Reference: 75416

Mr Simon Durack

Company Secretary

Advanced Health Intelligence Ltd

By email: simon.durack@ahi.tech

Dear Mr Durack

Advanced Health Intelligence Ltd (‘AHI’): Price - Query

ASX refers to the following:

A.	The change in the price of AHI’s securities from a low of $0.075 at close of trade 8 June 2023 to an intraday high of $0.40 today, 13 June 2023.

B.	The significant increase in the volume of AHI’s securities traded from 8 June 2023 to 13 June 2023.

Request for information

In light of this, ASX asks AHI to respond separately to each of the following questions and requests for information:

1.	Is AHI aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

2.	If the answer to question 1 is “yes”.

(a)	Is AHI relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1? Please note that the recent trading in AHI’s securities would suggest to ASX that such information may have ceased to be confidential and therefore AHI may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

(b)	Can an announcement be made immediately? Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

(c)	If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

3.	If the answer to question 1 is “no”, is there any other explanation that AHI may have for the recent trading in its securities?

4.	Please confirm that AHI is complying with the Listing Rules and, in particular, Listing Rule 3.1.

5.	Please confirm that AHI’s responses to the questions above have been authorised and approved under its published continuous disclosure policy or otherwise by its board or an officer of AHI with delegated authority from the board to respond to ASX on disclosure matters.

ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 11 AM AWST Tuesday, 13 June 2023. You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, AHI’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out in the previous paragraph and may require AHI to request a trading halt immediately.

Your response should be sent to me by e-mail at ListingsCompliancePerth@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in AHI’s securities under Listing Rule 17.1. If you wish a trading halt, you must tell us:

●	the reasons for the trading halt;

●	how long you want the trading halt to last;

●	the event you expect to happen that will end the trading halt;

●	that you are not aware of any reason why the trading halt should not be granted; and

●	any other information necessary to inform the market about the trading halt, or that we ask for.

We require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in AHI’s securities under Listing Rule 17.3.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to AHI’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that AHI’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

ASX reserves the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under Listing Rule 18.7A.

Questions

If you have any questions in relation to the above, please do not hesitate to contact me.

2/3
ASX Customer Service Centre 131 279 | asx.com.au

Regards

Shane Falconer

Adviser, Listings Compliance

3/3
ASX Customer Service Centre 131 279 | asx.com.au